Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS PRODUCTION GUIDANCE ACHIEVED
AND THE RELEASE DATE FOR FISCAL YEAR 2020 FINANCIAL RESULTS

VANCOUVER, British Columbia - May 7, 2020 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports its production results for the fourth quarter (“Q4 Fiscal 2020”) and fiscal year ended March 31, 2020 (“Fiscal 2020”). Fiscal 2020 production guidance was achieved for all metals at all operations (please refer to the Silvercorp news release dated February 14, 2019). The Company expects to release its audited financial and operating results for the fiscal year ended March 31, 2020 on Thursday, May 21, 2020 after market close.

FISCAL YEAR 2020 CONSOLIDATED PRODUCTION HIGHLIGHTS

Silvercorp's operations in China are usually suspended two weeks for the Chinese New Year holiday. During the 2020 holiday season (Q4 Fiscal 2020), the operations in China were shut down for an extra month due to the Covid-19 situation in China at that time as the Company reported in the news released on January 29, February 18, and March 12, 2020. The operations were ramped up to full capacity in March 2020 with no employee infection and are in full compliance with government measures to prevent the spread of the virus. Total ore mined in March 2020 was 75,199 tonnes, representing approximately 95% of full capacity in normal situations.

Despite the extended shut-down during Q4 Fiscal 2020, the Company was able to achieve its full year production target, surpassing its Fiscal 2020 guidance:

  Silver production of approximately 6.3 million ounces, 3% above Fiscal 2020 guidance;

  Lead production of approximately 67.4 million pounds, 3% above Fiscal 2020 guidance; and

  Zinc production of approximately 25.6 million pounds, 17% above Fiscal 2020 guidance.

FISCAL YEAR 2020 CONSOLIDATED OPERATIONAL RESULTS

Ying Mining District

In Fiscal 2020, metals production at the Ying Mining District was approximately 5.6 million ounces of silver, 56.4 million pounds of lead, and 7.3 million pounds of zinc. Silver and zinc production surpassed the mine’s annual guidance by 2% and 16%, respectively, while lead production was in line with guidance. Ore mined at the Ying Mining District was 598,197 tonnes and ore milled was 601,605 tonnes, with average head grades of 309 grams per tonne (“g/t”) for silver, 4.6% for lead and 0.9% for zinc. Head grades for silver and lead were 7% and 6%, respectively, over the mine’s annual guidance.

In Q4 Fiscal 2020, ore mined at the Ying Mining District was 69,379 tonnes, a decrease of 41,653 tonnes compared to 111,032 tonnes in the three months ended March 31, 2019 (“Q4 Fiscal 2019”). Correspondingly, ore milled was 69,188 tonnes, a decrease of 37,851 tonnes compared to 107,039 tonnes in Q4 Fiscal 2019. Average head grades were 297 g/t for silver, 4.6% for lead, and 1% for zinc in Q4 Fiscal 2020.

GC Mine

In Fiscal 2020, metals production at the GC Mine was approximately 0.7 million ounces of silver, 10.9 million pounds of lead, and 18.2 million pounds of zinc. Silver, lead, and zinc production surpassed the mine’s annual guidance by 16%, 23% and 18%, respectively. Ore mined at the GC Mine was 287,633 tonnes and ore milled was 290,610 tonnes, with average head grades of 97 g/t for silver, 1.9% for lead and 3.3% for zinc. Head grades for silver, lead and zinc at the GC Mine surpassed the mine’s annual guidance by 1%, 12% and 7%, respectively.

In Q4 Fiscal 2020, ore mined at the GC Mine was 37,216 tonnes, a decrease of 13,150 tonnes compared to 50,366 tonnes in Q4 Fiscal 2019. Correspondingly, ore milled was 33,243 tonnes, a decrease of 19,622 tonnes compared to 52,865 tonnes in Q4 Fiscal 2019. Average head grades were 94 g/t for silver, 1.8% for lead, and 3.5% for zinc in Q4 Fiscal 2020.

FISCAL 2021 PRODUCTION GUIDANCE UPDATE

The Company reiterates its Fiscal 2021 production guidance which was previously announced in the Company’s news release dated February 6, 2020, as the Company’s operations are back to normal. The Company may reduce or defer certain discretionary capital expenditures as a cost-saving measure in light of decreases in metal prices due to Covid-19 impacts.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws (collectively, forward-looking statements ). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.